Exhibit 99.7

X Notification of dividend / distribution
Notification of dividend / distribution
Announcement Summary
Entity name
JAMES HARDIE INDUSTRIES PLC
Security on which the Distribution will be paid
JHX - CHESS DEPOSITARY INTERESTS 1:1
Announcement Type
New announcement
Date of this announcement
Thursday May 18, 2017
Distribution Amount
USD 0.28000000
Ex Date
Wednesday June 7, 2017
Record Date
Thursday June 8, 2017
Payment Date
Friday August 4, 2017
Refer to below for full details of the announcement
Announcement Details
Part 1 - Entity and announcement details
1.1 Name of +Entity
JAMES HARDIE INDUSTRIES PLC
1.2 Registered Number Type ARBN Registration Number 097829895
1.3 ASX issuer code
JHX
1.4 The announcement is
New announcement
1.5 Date of this announcement
Thursday May 18, 2017
1.6 ASX +Security Code
JHX
Notification of dividend / distribution 1 / 4

X Notification of dividend / distribution
ASX +Security Description
CHESS DEPOSITARY INTERESTS 1:1
Part 2A - All dividends/distributions basic details
2A.1 Type of dividend/distribution
Ordinary
2A.2 The Dividend/distribution: relates to a period of six months
2A.3 The dividend/distribution relates to the financial reporting or payment period ending ended/ending (date)
Friday March 31, 2017
2A.4 +Record Date
Thursday June 8, 2017
2A.5 Ex Date
Wednesday June 7, 2017
2A.6 Payment Date
Friday August 4, 2017
2A.7 Are any of the below approvals required for the dividend/distribution before business day 0 of the timetable?
Security holder approval Court approval
Lodgement of court order with +ASIC ACCC approval FIRB approval
Another approval/condition external to the entity required before business day 0 of the timetable for the dividend/distribution.
No
2A.8 Currency in which the dividend/distribution is made (“primary currency”)
USD - US Dollar
2A.9 Total dividend/distribution payment amount per +security (in primary currency) for all dividends/distributions notified in this form
USD 0.28000000
2A.9a AUD equivalent to total dividend/distribution amount per +security
2A.9b If AUD equivalent not known, date for information to be released Estimated or Actual?
Friday June 9, 2017 Actual
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X Notification of dividend / distribution
2A.10 Does the entity have arrangements relating to the currency in which the dividend/distribution is paid to securityholders that it wishes to disclose to the market?
Yes
2A.11 Does the entity have a securities plan for dividends/distributions on this +security?
We do not have a securities plan for dividends/distributions on this security
2A.12 Does the +entity have tax component information apart from franking?
No
2A.13 Withholding tax rate applicable to the dividend/distribution
20.000000
Part 2B - Currency Information
2B.1 Does the entity default to payment in certain currencies dependent upon certain attributes such as the banking instruction or registered address of the +securityholder? (For example NZD to residents of New Zealand and/or USD to residents of the U.S.A.).
No
2B.2 Please provide a description of your currency arrangements
The dividend is payable in Australian currency unless the securityholder elects otherwise.
Part 3A - Ordinary dividend/distribution
3A.1 Is the ordinary dividend/distribution estimated at this time? No 3A.1a Ordinary dividend/distribution estimated amount per +security USD
3A.1b Ordinary Dividend/distribution amount per security
USD 0.28000000
3A.2 Is the ordinary dividend/distribution franked?
No
3A.3 Percentage of ordinary dividend/distribution that is franked
0.0000%
3A.4 Ordinary dividend/distribution franked amount per +security USD 0.00000000 3A.5 Percentage amount of dividend which is unfranked 100.0000%
Notification of dividend / distribution 3 / 4

X Notification of dividend / distribution
3A.6 Ordinary dividend/distribution unfranked amount per +security excluding conduit foreign income amount
USD 0.28000000
Part 5 - Further information
5.1 Please provide any further information applicable to this dividend/distribution
5.2 Additional information for inclusion in the Announcement Summary
Notification of dividend / distribution 4 / 4